UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
(AMENDMENT NO. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Allied Healthcare International Inc.
(Exact name of registrant as specified in its charter)

New York	13-3098275

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

245 Park Avenue, New York, New York	10167

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each
to be so registered	class is to be registered
Series A Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates:    N/A    (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

The registration statement on Form 8-A of Allied Healthcare International Inc. (the “Company”), which was filed by the Company with the Securities and Exchange Commission on April 2, 2009, is amended as follows:
Item 1. Description of Registrant’s Securities to be Registered.
Amendment No. 1 to Rights Agreement
On March 10, 2010, the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), entered into Amendment No. 1 to Rights Agreement (“Amendment No. 1”). Amendment No. 1 amended the definition of “Final Expiration Date” in the Rights Agreement, dated as of April 2, 2009, between the Company and the Rights Agent (the “Rights Agreement”) to provide that that the rights granted pursuant to the Rights Agreement will expire on (a) April 1, 2012 if the Rights Agreement is approved by the shareholders of the Company at the 2010 annual meeting of shareholders by the affirmative vote of the holders of a majority of the voting power of the shares of stock of the Company who are present or represented by proxy and entitled to vote on the matter at a meeting or (b) the business day after the 2010 annual meeting of shareholders, if the Rights Agreement is not so approved at the 2010 annual meeting of shareholders. Prior to Amendment No. 1, the Rights Agreement had provided that the rights would expire on April 1, 2019 if the Rights Agreement was approved by the shareholders of the Company at the 2010 annual meeting of shareholders.
At the 2010 annual meeting of shareholders of the Company, which was held on May 18, 2010, the shareholders of the Company ratified the Rights Agreement.
Amendment No. 2
On May 10, 2010, the Company and the Rights Agent entered into Amendment No. 2 to Rights Agreement ( “Amendment No. 2”). Amendment No. 2 amends the Rights Agreement to add a qualified offer provision, which would, under certain circumstances, allow the holders of 10% or more of the outstanding common stock, par value $.01 per share (the “Common Stock”), of the Company (excluding the acquiring person) to direct the board of directors of the Company (the “Board”) to call a special meeting of stockholders to consider a resolution authorizing the redemption of all outstanding rights under the Rights Agreement.
Pursuant to Amendment No. 2, if the Company receives a qualified offer, shareholders holding 10% or more of the Common Stock (excluding the person making the qualified offer and its affiliates) have the right to call a special meeting of shareholders to vote on whether to redeem the rights for nominal consideration. If the Company receives such a shareholder notice and does not call a meeting within 90 business days of receipt of the notice, the rights provided for in the Rights Agreement will be deemed redeemed at the close of business on the 90th business day after receipt of the notice. If a meeting is held and the holders of a majority of the Company’s outstanding Common Stock vote in favor of the redemption of the rights, the rights will be redeemed as of the date on which the results of the vote at the special shareholders’ meeting are certified as official by the inspectors of voting.
A “qualifying offer” shall mean an offer determined by a majority of the independent directors of the Company to have each of the following characteristics:
(i) a fully-financed, all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for all of the outstanding shares of Common Stock at the same per-share consideration;
(ii) an offer that has commenced within the meaning of Rule 14d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(iii) an offer whose per-share offer price exceeds the greatest of (A) the highest reported market price per share of the Common Stock, in the 24 months immediately preceding May 10, 2010 (provided that this clause (A) shall only be applicable to offers made on or prior to June 30, 2011), (B) the highest price per share of the Common Stock paid by the person making the tender offer or any of its affiliates during the 24 months immediately preceding the commencement of the tender offer or prior to the expiration of the tender offer and (C) the greater of (I) an amount that is 25% higher than the 12-month moving average share price (determined as of the trading day immediately preceding the commencement of such offer within the meaning of Rule 14d-2(a) of the Exchange Act) of the Common Stock and (II) an amount that is 25% higher than the closing price (as “closing price” is determined in the Rights Agreement) per share of the Common Stock on the trading day immediately preceding the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act (provided that this clause (C) shall only be applicable to offers made after June 30, 2011);
(iv) an offer that, within twenty business days after the commencement date of the offer (or within ten business days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board rendering an opinion to the Board that the consideration being offered to the shareholders of the Company is either unfair or inadequate;
(v) if the offer includes shares of common stock of the offeror, an offer pursuant to which (A) the offeror shall permit representatives of the Company (including a nationally-recognized investment banking firm retained by the Board and legal counsel and an accounting firm designated by the Company) to have access to such offeror’s books, records, management, accountants, financial advisors, counsel and any other appropriate outside advisors for the purposes of permitting such representatives to conduct a due diligence review of the offeror in order to permit the Board to evaluate the offer and make an informed decision and, if requested by the Board, to permit such investment banking firm (relying as appropriate on the advice of such legal counsel) to be able to render an opinion to the Board with respect to whether the consideration being offered to the shareholders of the Company is fair from a financial point of view and (B) within ten business days after such representatives of the Company (including a nationally-recognized investment banking firm retained by the Board and legal counsel and an accounting firm designated by the Company) shall have notified the Company and the offeror that it had completed such due diligence review to its satisfaction, such investment banking firm does not render an opinion to the Board that the consideration being offered to the shareholders of the Company is either unfair or inadequate and such investment banking firm does not, after the expiration of such ten business day period, render an opinion to the Board that the consideration being offered to the shareholders of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have an adverse effect on the value of the common stock of the offeror;
(vi) an offer that is subject to only the minimum tender condition described below in clause (ix) and other customary terms and conditions, which conditions shall not include any financing, funding or similar conditions or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants or other outside advisors of the Company;
(vii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 120 business days and, if a special meeting of shareholders to vote on the offer is duly requested, for at least ten business days after the date of the special meeting;
(viii) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that, in addition to the minimum time periods specified above in clause (vii) above, the offer, if it is otherwise to expire prior thereto, will be extended for at least twenty business days after any increase in the consideration being offered or after any bona fide alternative offer is commenced within the meaning of Rule 14d-2(a) under the Exchange Act;
(ix) an offer that is conditioned on a minimum of at least two-thirds of the outstanding shares of the Common Stock not held by the person making such offer (and such person’s affiliates) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable;

(x) an offer pursuant to which the Company has received an irrevocable written commitment of the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all shares of the Common Stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to shareholders’ statutory appraisal rights, if any;
(xi) an offer pursuant to which the Company and its shareholders have received an irrevocable, legally binding written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering shareholder;
(xii) an offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offeror and the written representations and certifications of the offeror’s chief executive officer and chief financial officer, acting in such capacities, that (A) all facts about the offeror that would be material to making an investor’s decision to accept the offer have been fully and accurately disclosed as of the date of the commencement of the offer within the meaning of Rule 14d-2(a) under the Exchange Act, (B) all such new facts will be fully and accurately disclosed on a prompt basis during the entire period during which the offer remains open, and (C) all required Exchange Act reports will be filed by the offeror in a timely manner during such period; and
(xiii) if the offer includes non-cash consideration, (A) the non-cash portion of the consideration offered must consist solely of common stock of a person that is a publicly-owned United States corporation, (B) such common stock must be freely tradable and listed or admitted to trading on either the New York Stock Exchange, Inc. or The Nasdaq Stock Market LLC, (C) no shareholder approval of the issuer of such common stock is required to issue such common stock, or, if such approval is required, such approval has already been obtained, (D) no person (including such person’s affiliates) beneficially owns 20% or more of the shares of common stock of the issuer then outstanding at the time of commencement of the offer or at any time during the term of the offer, (E) such issuer of such common stock has no other class of voting stock or other voting securities and (F) the issuer of such common stock meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act of 1933, as amended, including the filing of all required Exchange Act reports in a timely manner during the twelve calendar months prior to the date of commencement of such offer.
For the purposes of the definition of “Qualified Offer,” “fully financed” means that the offeror has sufficient funds for the offer and related expenses which shall be evidenced by (1) firm, unqualified, legally binding, written commitments from responsible financial institutions having the necessary financial capacity, accepted by the offeror, to provide funds for such offer subject only to customary terms and conditions, (2) cash or cash equivalents then available to the offeror, set apart and maintained solely for the purpose of funding the offer with an irrevocable, legally binding, written commitment being provided by the offeror to the Board to maintain such availability until the offer is consummated or withdrawn or (3) a combination of the foregoing.
The foregoing descriptions of Amendment No. 1 and Amendment No. 2 do not purport to be complete and is qualified in their entirety by reference to Amendment No. 1 and to Amendment No. 2, which are attached to this Form 8-A/A and incorporated herein by reference.
Item 2. Exhibits.
1. Amendment No. 1 to Rights Agreement, dated as of March 10, 2010, entered into by Allied Healthcare International Inc. and Computershare Trust Company, N.A., as rights agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2010; File No. 001-11570).
2. Amendment No. 2 to Rights Agreement, dated as of May 10, 2010, entered into by Allied Healthcare International Inc. and Computershare Trust Company, N.A., as rights agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2010; File No. 001-11570).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 21, 2010	ALLIED HEALTHCARE INTERNATIONAL INC.
	By:	/s/ Marvet Abbassi
		Name:	Marvet Abbassi
		Title:	Financial Controller